Filed pursuant to Rule 433
September 1, 2006

Relating to
Preliminary Pricing Supplement No. 101 dated September 1, 2006 to
Registration Statement No. 333-131266

“BRIC” CURRENCY-LINKED CAPITAL-PROTECTED NOTES
DUE APRIL 3, 2009

ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF A
BASKET OF FOUR CURRENCIES RELATIVE TO THE U.S. DOLLAR

BRAZIL + RUSSIA + INDIA + CHINA

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Preliminary Pricing Supplement No. 101, Dated September 1, 2006
Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006

MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Transaction Summary

The BRIC Basket

The return on the Notes is linked to the performance of an equal-weighted basket that measures the combined performance of the exchange rates of four currencies relative to the U.S. dollar.

Brazilian Real + Russian Ruble + Indian Rupee + Chinese Renminbi

Payment at Maturity:

You will receive an amount equal to $1,000 plus an amount based on the performance of the BRIC Basket.

❖	If the BRIC Basket HAS APPREDCIATED AT ALL, You Will Receive AT LEAST $1,200 per Note

❖	If the BRIC Basket HAS appreciated, you will receive:

$1,000 + the greater of:

(i) $200; and

(ii) $1,000 x twice the percentage increase in the BRIC Basket

❖	If the BRIC Basket HAS NOT APPRECIATED OR HAS DEPRECIATED, you will ONLY RECEIVE THE PRINCIPAL AMOUNT of your investment at maturity.

100% Principal Protection at Maturity

No Coupon Payments

page 2 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

General Terms

Issuer: Morgan Stanley	Principal Protection: 100% at Maturity
Issue Price (Par): $1,000	Call Feature: None
Interest: None	Listing: None
CUSIP: 61746SCX5	Denominations: $1,000 / $1,000
Payment Currency: USD	Agent: Morgan Stanley & Co. Incorporated
Calculation Agent: Morgan Stanley Capital Services Inc.	Trustee: JPMorgan Chase Bank, N.A.

Key Dates

Issue Date: October , 2006	Maturity Date: April 3, 2009
Pricing Date: September , 2006	Valuation Date: March 25, 2009 (subject to adjustment)

What is the BRIC Basket?

The BRIC Basket is an equal-weighted basket of four (4) currencies (25% each) that measures the combined performance of the exchange rates of those currencies relative to the U.S. dollar (“USD”). The BRIC Basket consists of the following currencies (the “BRIC Basket Currencies”):

Brazilian real (“BRL”) + Russian ruble (“RUB”) + Indian rupee (“INR”) + Chinese renminbi (“CNY”)

page 3 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

How Do Exchange Rates Work?

❖	General - Currency exchange rates reflect the amount of one currency that can be exchanged for another currency.

❖	BRIC Currency Exchange Rates - The BRIC Basket represents the combined performance of the exchange rates of the BRIC Basket Currencies from the Pricing Date to the Valuation Date, each of which reflects the amount of that BRIC Basket Currency that can be exchanged for one USD.

❖	A decrease in an exchange rate means that the relevant BRIC Basket Currency has appreciated/strengthened relative to the USD. This means that it takes fewer of the relevant BRIC Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date.

Example of appreciation of BRL: Pricing Date = 2.1339 BRL / 1 USD and Valuation Date = 1.8556 BRL / 1 USD

❖	An increase in an exchange rate means that the relevant BRIC Basket Currency has depreciated/weakened relative to the USD. This means that it takes more of the relevant BRIC Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date.

Example of a depreciation of INR: Pricing Date = 46.5037 INR / 1 USD and Valuation Date = 50.3245 INR / 1 USD

Actual exchange rates on the Pricing Date will vary.

How is the BRIC Basket Performance Measured?

The “BRIC Basket Performance” is equal to the sum of the weighted performance (i.e….percentage appreciation or depreciation) of each of the BRIC Basket Currencies, as determined by the following formula:

[(Initial BRL Exchange Rate / Final BRL Exchange Rate) – 1] x 25%, plus

[(Initial RUB Exchange Rate / Final RUB Exchange Rate) – 1] x 25%, plus

[(Initial INR Exchange Rate / Final INR Exchange Rate) – 1] x 25%, plus

[(Initial CNY Exchange Rate / Final CNY Exchange Rate) – 1] x 25%

For each BRIC Basket Currency, the:

“Initial Exchange Rate” = The Exchange Rate for each BRIC Basket Currency on the Pricing Date.

“Final Exchange Rate” = The Exchange Rate for each BRIC Basket Currency on the Valuation Date.

Because the BRIC Basket reflects the cumulative weighted performance of each of the BRIC Basket Currencies (whether positive or negative), a depreciation of one or more BRIC Basket Currencies will partially or wholly offset any appreciation in any of the other BRIC Basket Currencies such that the BRIC Basket Performance as a whole is less than or equal to zero. If the BRIC Basket Performance Factor is negative or equal to zero you will only receive your principal back at maturity.

PLEASE SEE “WHAT WILL INVESTORS BE PAID AT MATURITY” BELOW

page 4 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

What Will Investors Be Paid at Maturity?

Unlike ordinary debt securities, the Notes do not pay interest. Instead, at maturity, you will receive an amount equal to:

$1,000 + Supplemental Redemption Amount

SUPPLEMENTAL REDEMPTION AMOUNT:

The Supplemental Redemption Amount is based on the performance of the BRIC Basket and will equal:

❖	If the BRIC Basket Performance is POSITIVE, the greater of:

	➢	$200; and
	➢	$1,000 x BRIC Basket Performance x Participation Rate

❖	If the BRIC Basket Performance is LESS THAN OR EQUAL TO ZERO: $0

NOTE:

❖	If the BRIC Basket Performance is AT ALL POSITIVE, You Will Receive AT LEAST 120% OF PAR ($1,200).

❖	Because the Notes pay TWICE the percentage appreciation of the BRIC Basket with NO CAP, the potential for a greater return exists if the BRIC Basket has appreciated by more than 10%.

For Example: If the BRIC Basket Performance is 15%, you will receive a 30% return.

❖	If the BRIC Basket depreciates/weakens relative to the USD or does not strengthen, you will only receive the $1,000 principal amount of each Note you hold at maturity.

❖	In no event will you receive less than 100% of the principal amount of your investment if held to maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

page 5 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Other Terms

Participation Rate:	200%
Initial Exchange Rate:	The Exchange Rate for each BRIC Basket Currency on the Pricing Date.
Final Exchange Rate:

The Exchange Rate for each BRIC Basket Currency on the Valuation Date.

If on the Valuation Date, (i) the related Exchange Rate is not displayed on the relevant Reuters Page, (ii) the Calculation Agent determines that the rate so displayed on the applicable Reuters Page is manifestly incorrect, or (iii) if such day is an Unscheduled Holiday, the Final Exchange Rate will be determined by the Calculation Agent generally as follows:

(a) using the arithmetic mean of the quotes of at least five (5) independent leading dealers selected by the Calculation Agent in the underlying market for such BRIC Basket Currency; or

(b) if such quotes (i) are unavailable or (ii) are obtained, but the difference between highest and lowest quotes is greater than 1%, then the Exchange Rate will be determined by the Calculation Agent taking into account any information deemed relevant by the Calculation Agent.

See “Description of Notes – Exchange Rate” and “– Price Materiality Event” in the Preliminary Pricing Supplement.

Reference Source (Reuters):	BRL: BRFR RUB: EMTA INR: RBIB CNY: SAEC
Unscheduled Holiday:	A day that is not a Currency Business Day with respect to that BRIC Basket Currency and the market was not made aware of such fact (by means of a public announcement or by reference to other publicly announced information) before 9:00 a.m. local time in the principal financial center(s) of any such BRIC Basket Currency on the date that is two Business Days prior to the Valuation Date for such BRIC Basket Currency.
Currency Business Day:	Any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the relevant principal financial center for trading of such BRIC Basket Currency.
Tax Treatment:

Investors should read the description under “Description of Notes - United States Federal Income Taxation” in the Preliminary Pricing Supplement regarding the Taxation on the Notes and, specifically the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

* The Notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, U.S. taxable investors will, regardless of their method of accounting, be required to include an amount in taxable income in respect of the Notes in each year that they hold the Notes based on the Issuer’s “comparable yield,” even though no stated interest will be paid on the Notes. The Issuer’s comparable yield is the rate at which the Issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes.

* Any gain recognized by U.S. taxable investors upon sale, exchange or at maturity of the Notes generally will be treated as ordinary income.

Potential investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction

page 6 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Key Benefits

❖	Minimum 20% Return if the BRIC Basket has Appreciated at All If the BRIC Basket has appreciated even slightly, you will receive at least a 20% return ($1,200 per Note).

❖	Uncapped Leveraged Participation (200%) in any BRIC Basket Appreciation The Notes will provide a greater than 20% return if the BRIC Basket has appreciated by more than 10%.

❖	100% Principal Protection at Maturity Regardless of the Performance of the BRIC Basket

❖	Portfolio Diversification From Traditional Fixed Income/Equity Investments

❖	Asset Class Diversification Via Indirect Exposure to a Basket of Foreign Currencies

Key Investment Rationale

You may be interested in purchasing the Notes if you:

❖	Are Seeking Uncapped Leveraged Exposure (200%) to any BRIC Basket Appreciation

❖	Are Seeking 100% Principal Protection

❖

Do Not Require Current Income / Coupon Payments

The Notes are designed for investors who are willing to forego coupon payments in exchange for the (i) ability to participate in any appreciation of the BRIC Basket on a leveraged basis and (ii) the ability to receive a 20% return if the BRIC Basket appreciates even slightly.

❖	Are Seeking to Diversify Your Portfolio Via Indirect Currency Exposure

AND

❖	Are Capable of Understanding the Complexities and Risks Specific to the Notes

❖	Are Willing to Receive No Return on the Notes Should the BRIC Basket Depreciate or Not Appreciate

Summary of Selected Risk Factors (See Page 13)

❖	No Interest Payments and the Possibility of No Return	❖	Return On the Notes is Affected by Currency Exchange Rate Risk Related to the BRIC Basket Currencies
❖	Changes in the Value of One or More of the BRIC Basket Currencies May Offset Each Other	❖	Inclusion of Commissions and Projected Profit from Hedging is Likely to Adversely Affect Secondary Market Prices
❖	Many Unpredictable Factors Will Affect Value of the Notes	❖	Secondary Trading May Be Limited
❖	Economic Interests of the Calculation Agent May Be Potentially Adverse to the Investors	❖	Government Intervention Could Materially and Adversely Affect the Value of the Notes

page 7 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Below is one full example of how to calculate the Payment at Maturity based on the hypothetical data in the table below. In addition, below are the three Payment at Maturity examples.

BRIC Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	25%	2.1339	1.8556
Russian ruble	25%	26.7477	23.2589
Indian rupee	25%	46.5037	40.438
Chinese renminbi	25%	7.9622	6.9237

BRIC Basket Performance = Sum of BRIC Currency Performance Values

[(Initial BRL Exchange Rate / Final BRL Exchange Rate) – 1] x 25%, plus
[(Initial RUB Exchange Rate / Final RUB Exchange Rate) – 1] x 25%, plus
[(Initial INR Exchange Rate / Final INR Exchange Rate) – 1] x 25%, plus
[(Initial CNY Exchange Rate / Final CNY Exchange Rate) – 1] x 25%

So, using the hypothetical exchange rates above:

[(2.1339 / 1.8556) -1] x 25% = 3.75% plus
[(26.7477 / 23.2589) -1] x 25% = 3.75% plus
[(46.5037 / 40.438) -1] x 25% = 3.75% plus
[(7.9622 / 6.9237) -1] x 25% = 3.75%

BRIC Basket Performance = 15%

     The BRIC Basket Performance may be equal to zero or less than zero even though one or more BRIC Basket Currencies has strengthened relative to the USD over the term of the Notes as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the USD of one or more of the other BRIC Basket Currencies.

page 8 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

PAYMENT AT MATURITY EXAMPLES

EXAMPLE #1

BRIC Basket Performance is Positive and Greater than 10%. Investors Receive 20%+ Return

Hypothetical BRIC Basket Performance = 15%

Supplemental Redemption Amount = greater of:

❖  $200; and
❖  $1,000 x BRIC Basket Performance x Participation Rate
       = $1,000 x 15% x 200% = $300

Because the BRIC Basket Performance is greater than 10%, you would receive a Supplemental Redemption Amount that is greater than $200. The total payment at maturity per Note would be $1,300, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $300.

EXAMPLE #2

BRIC Basket Performance is Positive but Less than or Equal to 10%. Investors Receive a 20% Return.

Hypothetical BRIC Basket Performance = 4%

Supplemental Redemption Amount = greater of:

❖  $200; and
❖  $1,000 x BRIC Basket Performance x Participation Rate
       = $1,000 x 4% x 200% = $80

Because the BRIC Basket Performance is positive but less than 10%, you would receive a Supplemental Redemption Amount of $200. The total payment at maturity per Note would be $1,200, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $200.

EXAMPLE #3

BRIC Basket Performance is 0% or Negative. Investors Only Receive Par at Maturity.

Hypothetical BRIC Basket Performance = 5%

Supplemental Redemption Amount = $0

     Because the BRIC Basket Performance is less than (or equal to) 0%, the Supplemental Redemption Amount will be $0 and the total payment at maturity per Note would only equal the $1,000 principal amount per Note.

page 9 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Potential Payouts on the Notes and Equivalent Annual Returns

Hypothetical BRIC Basket Performance	Payment at Maturity (% of Principal)	Equivalent Annualized Return*
25% 20% 15%	150% 140% 130%	17.46% 14.30% 11.00%
10% 5% 0.01%	120% 120% 120%	7.54% 7.54% 7.54%
0.00% -5.00% -10.00% -15.00% -20.00%	100% 100% 100% 100% 100%	0.00% 0.00% 0.00% 0.00% 0.00%

*The Equivalent Annualized Returns specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term approximately equivalent to the term of the Notes.

     If the BRIC Basket Performance is greater than zero, you will always receive at least $1,200 per Note, with the potential for a greater than 20% return if the BRIC Basket has appreciated by more than 10%.

     If the BRIC Basket Performance is equal to or less than zero, you will not receive a Supplemental Redemption Amount and will only receive the $1,000 principal amount per Note at maturity.

page 10 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

HISTORICAL INFORMATION

     The following graphs present each BRIC Basket Currency’s exchange rate performance for the period from January 1, 1996 through August 29, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily exchange rates published by Bloomberg may differ from the Exchange Rates as posted on the applicable Reuters page for the purposes of determining the Initial Exchange Rates and Final Exchange Rates. We will not use Bloomberg to determine the applicable Exchange Rate. The historical exchange rates of the BRIC Basket Currencies set forth below should not be taken as an indication of future performance.

page 11 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

HISTORICAL INFORMATION

     The following graph sets forth the historical performance of the BRIC Basket relative to the USD for the period from January 1, 2001 through August 29, 2006. The graph does not take into account the Participation Rate on the Notes, nor does it attempt to show the expected return on an investment in the Notes. The historical performance of the BRIC Basket and the BRIC Basket Currencies should not be taken as an indication of their future performance.

page 12 of 13	MORGAN STANLEY

BRAZIL + RUSSIA + INDIA +CHINA
“BRIC” Currency-Linked Capital-Protected Notes due April 3, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Selected Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an your particular circumstances.

     The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in the BRIC Basket Currencies. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus, Prospectus Supplement and Preliminary Pricing Supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     No interest payments and possibility of no return. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

     Currency exchange risk. Fluctuations in the exchange rates between the USD and the BRIC Basket Currencies will affect the value of the Notes. Exchange Rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to international trade and finance. A weakening in the exchange rate of any of the BRIC Basket Currencies relative to the USD may have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

     Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the BRIC Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

     Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels; (ii) volatility of the BRIC Basket Currencies; (iii) geopolitical conditions and economic, financial, regulatory, political, judicial or other events that affect foreign exchange markets; (iv) the time remaining to the maturity; (v) availability of comparable instruments; (vi) intervention by the governments of the related BRIC Basket Currencies; and (vii) the issuer’s creditworthiness. In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

     Changes in the value of one or more of the BRIC Basket Currencies may offset each other. A decrease in the value of one or more of the BRIC Basket Currencies may wholly or partially offset any increase in the other BRIC Basket Currencies.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to you at maturity.

     Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily or at a price that you desire. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

page 13 of 13	MORGAN STANLEY